

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

June 11, 2009

Mr. Mike Ulrich
Vice President
Eastern American Natural Gas Trust
The Bank of New York Mellon Trust Company, N.A. Trustee
Global Corporate Trust
919 Congress Avenue Suite 500
Austin, Texas 78701

>   **Re: Eastern American Natural Gas Trust**
>   **Form 10-K for the Fiscal Year Ended December 31, 2008**
>   **Filed March 13, 2009**
>   **File No. 1-11748**

Dear Mr. Ulrich:

We have reviewed your filings and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Evaluation of Disclosure Controls and Procedures, page 26

1.   We note your statements that "[b]ecause of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance." Please revise to state clearly, if true, that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at a

reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

Exhibits

2.	We note that you have included the exhibits, including the certifications, at the end of your periodic report, instead of filing them as exhibits to the periodic report. In future filings, please file the exhibits as separate exhibits with the filing.

Certifications, exhibit 31.1

3.	Please ensure that your certifications match the exact form set forth in Item 601(b)(31) of Regulation S-K. For example, we note that you replaced the word "this" with "the" in the first phrase of paragraph 1; used the phrase "annual report" instead of "report" throughout the certification; and used the phrase "registrant's fourth quarter" instead of "registrant's most recent fiscal quarter" in paragraph 4(d).

Closing Comments

	Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Doug Brown at (202) 551-3265, Mike Karney at (202) 551-3847, or me at (202) 551-3745 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director